FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Report dated December 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

December 10, 2009

Item 3	News Release

Issued December 10, 2009 and distributed through the facilities of Business Wire.

Item 4	Summary of Material Change

The Company announced that it has entered in to a definitive Option Agreement to acquire the Água Branca property from Talon Metal Corp.’s Brazilian subsidiary. Água Branca consists of approximately 9,356 hectares of Exploration Licenses in the Tapajós region of Pará State, Brazil.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

December 10, 2009

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

December 10, 2009	Trading Symbol: BZO-TSXV

Brazauro Concludes Acquisition of Água Branca Property From Talon Metals Corp.

Reinforces Exploration and Development Property Opportunities In Prodigious Tapajós Region Of Brazil

Houston, TX – Brazauro Resources Corp. (TSXV: BZO) is pleased to announce that it has entered in to a definitive Option Agreement to acquire the Água Branca property from Talon Metal’s Brazilian subsidiary. Água Branca consists of approximately 9,356 hectares of Exploration Licenses in the Tapajós region of Pará State, Brazil.

The Água Branca property is one of the largest and oldest alluvial and hard rock garimpos, or informal mining camps, in the Tapajós mineral province. The new Property is located approximately 35 kilometers south of Brazauro’s flagship Tocantinzinho gold deposit in the well-known Tocantinzinho-Cuiu Cuiu gold belt. Like Tocantinzinho, Água Branca is located in the gold fertile Parauari granite. The Property is accessible by road year-round.

Brazauro plans to carry out an initial soil sampling program over the Property targets in the first quarter of 2010 followed immediately thereafter by a comprehensive drilling program. A camp is in place and a team of professionals is ready to begin work after the Christmas holiday.

Brazuaro paid Talon US$60,000 on execution with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which is expected on or before February 26, 2010. Two subsequent option payments of US$130,000 and US$1,870,000 are due on December 31, 2010 and September 30, 2011, respectively. Brazauro has also committed to perform a minimum of US$500,000 per year for each of the first two years following renewal of the exploration licenses by DNPM. The development expenditure obligations are cumulative and aggregate against the overall US$1 million obligation. Talon retains a 2% net smelter royalty which Brazauro can purchase for US$2,000,000.

Chairman and CEO Mark Jones said, “Brazauro believes in the mineral potential of the Tapajós and this acquisition of Água Branca reinforces that fact. Further, it solidifies our land position in this gold rich region of the Pará State of Brazil. We look forward to rapidly examining this asset and bringing forward results in 2010.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.